                                                                      EXHIBIT 12


                    LUCENT TECHNOLOGIES INC. AND SUBSIDIARIES
      COMPUTATION OF DEFICIENCY OF EARNINGS TO COVER COMBINED FIXED CHARGES
                    AND PREFERRED STOCK DIVIDEND REQUIREMENTS
                 AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                    AND PREFERRED STOCK DIVIDEND REQUIREMENTS
                              (DOLLARS IN MILLIONS)
                                   UNAUDITED)






                                              For the Three
                                              Months Ended
                                                December                FOR THE YEAR ENDED SEPTEMBER 30,
                                                   31,        -------------------------------------------------
                                                 2002         2002        2001       2000        1999      1998
                                                 ----         ----        ----       ----        ----      ----

Income (loss) from continuing operations
before income taxes and losses from equity
investments                                    $   (383)   $ (7,083)   $(19,844)   $  2,388   $  3,828   $  1,466

Less: interest capitalized during the period       --             4          16          20         20         17

Add: Fixed charges                                  122         644         869         667        612        441
                                               --------    --------    --------    --------   --------   --------

       Total earnings (loss) to cover fixed
         charges:                              $   (261)   $ (6,443)    (18,991)   $  3,035   $  4,420   $  1,890

Fixed Charges:

Total interest expense including capitalized
interest                                       $     94    $    469    $    659    $    434   $    428   $    298

Interest portion of rental expenses                  28         175         210         233        184        143
                                               --------    --------    --------    --------   --------   --------



       Total Fixed Charges                     $    122    $    644    $    869    $    667   $    612   $    441

       Preferred stock dividends and
         accretion                                   25         167          28        --         --         --

       Ratio of earnings to combined fixed
         charges and preferred stock
         dividend requirements                     --          --          --           4.6        7.2        4.3

Deficiency of earnings to cover combined
fixed charges and preferred stock dividend
requirements                                   $    408    $  7,254    $ 19,888        --         --         --


Fixed charges consist of interest expense on all indebtedness and that portion of operating lease rental expense that is representative of the interest factor. Preferred stock dividend requirements consist of the amount of pre-tax earnings that is required to pay the dividends on outstanding preferred stock.